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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUMTOTAL SYSTEMS, INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
866615107
(CUSIP Number)
Robert F. Smith
c/o Vista Equity Partners
150 California Street, 19th Floor
San Francisco, California 94111
(415) 765-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,182,642

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,182,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,182,642

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 10.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

2 of 24

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III (Parallel), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		372,798

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

372,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

372,798

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

3 of 24

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS VEPF III FAF, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75,665

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

75,665

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,665

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

4 of 24

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,631,105

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,631,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,631,105

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, HC
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

5 of 24

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS VEFIIGP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,631,105

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,631,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,631,105

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, HC
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

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CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Robert F. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,631,105

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,631,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,631,105

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

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ITEM 1.	Security and Issuer
     This statement on Schedule 13D (the “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of SumTotal Systems, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1808 N. Shoreline Boulevard, Mountain View, California 94043.

ITEM 2.	Identity and Background
     (a) This Statement is being filed jointly by (i) Vista Equity Partners Fund III, L.P. (“Vista Fund III”), (ii) Vista Equity Partners Fund III (Parallel), L.P. (“Vista Fund III Parallel”), (iii) VEPF III FAF, L.P. (“Vista FAF”, and, together with Vista Fund III and Vista Fund III Parallel, the “Vista Funds”), (iv) Vista Equity Partners Fund III GP, LLC, (“Vista III GP”), (v) VEFIIGP, LLC (“Vista II GP”)and (v) Robert F. Smith (the foregoing, collectively, the “Reporting Persons”).
     (b) The address of the principal business and principal office of the Vista Funds, Vista III GP and Vista II GP and the principal business address of Mr. Smith is c/o Vista Equity Partners, 150 California Street, 19th floor, San Francisco, California 94111.
     (c) The principal business of each of the Vista Funds is to make investments primarily in equity or equity-oriented securities and debt securities of companies in the middle-market software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of Vista III GP consists of performing the functions of, and serving as, the General Partner of the Vista Funds, making capital contributions to the Vista Funds and doing all things necessary or incidental thereto. The principal business of Vista II GP consists of performing the functions of, and serving as, the Senior Managing Member of Vista III GP as well as the Managing General Partner of one other private equity fund. The principal occupation of Mr. Smith is serving as a Senior Managing Member of Vista Equity Partners III, LLC, a San Francisco-based private equity management firm. Mr. Smith is the sole member of Vista II GP.
     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Vista Fund III is a Delaware limited partnership. Vista Fund III Parallel is a Cayman Islands exempted limited partnership. Vista FAF is a Delaware limited partnership. Vista III GP is a Delaware limited liability company. Vista II GP is a Delaware limited liability company. Mr. Smith is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration
     The aggregate purchase price of the shares of Common Stock covered by this Statement is $15,234,795.48. The shares of Common Stock covered by this Statement were purchased through open market transactions. The Vista Funds used available cash to purchase the Common Stock covered by this Statement.

ITEM 4.	Purpose of Transaction
     The Reporting Persons purchased the Common Stock of the Issuer for investment purposes. The Reporting Persons intend to exercise fully their rights as stockholders.
     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons will routinely monitor the Issuer with regard to a wide variety of factors that affect their investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s Common Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development,

8 of 24

the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.
     Depending on their evaluation of various factors, including those indicated above, the Reporting Persons may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock now owned or hereafter acquired by any of them. In addition, the Reporting Persons may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity. The Reporting Persons may from time to time cause any of the Vista Funds to distribute in kind to their respective investors shares of Common Stock of the Issuer owned by such Vista Funds. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Issuer. Further, the Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors and the stockholders of the Issuer. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.
     Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
     (a) As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 3,631,105 shares of Common Stock. The beneficially owned shares of Common Stock represent, in the aggregate, beneficial ownership of approximately 11.4% of the outstanding Common Stock of the Issuer. The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).
     (b)

				Shares	Shares	Shares
	No. of	% of	Shares	Subject to	Subject to	Subject to
	Shares	Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power
Vista Fund III (1)	3,182,642	10.0%	0	3,182,642	0	3,182,642
Vista Fund III Parallel (2)	372,798	1.2%	0	372,798	0	372,798
Vista FAF (3)	75,665	0.2%	0	75,665	0	75,665
Vista III GP (4)	3,631,105	11.4%	0	3,631,105	0	3,631,105
Vista II GP (5)	3,631,105	11.4%	0	3,631,105	0	3,631,105
Robert F. Smith (6)	3,631,105	11.4%	0	3,631,105	0	3,631,105

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(1)	Listed shares held of record by Vista Fund III. Vista Fund III has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista Fund III, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(2)	Listed shares held of record by Vista Fund III Parallel. Vista Fund III Parallel has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista Fund III Parallel, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(3)	Listed shares held of record by Vista FAF. Vista FAF has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(4)	Vista III GP is the general partner of the Vista Funds. Listed shares reflect shares held of record by the Vista Funds. Vista III GP has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(5)	Vista II GP is the senior managing member of Vista III GP. Listed shares reflect shares held of record by the Vista Funds. Vista II GP has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista III GP, as the general partner of the Vista Funds, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(6)	Robert F. Smith is the sole member of Vista II GP. Listed shares reflect shares held of record by the Vista Funds. Robert F. Smith has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Vista III GP, as the general partner of the Vista Funds.
     (c) Except as set forth herein, the Reporting Persons do not have beneficial ownership of, and have not engaged in any transaction during the past 60 days in, any shares of Common Stock. The Vista Funds made the following open market purchases of Common Stock, which are included in the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons, as reflected in this Statement:
Vista Fund III

Trade Date	Shares	Price Per Share
9/5/08	434,249	$4.7600

9/8/08	87,649	$4.9000

9/9/08	88	$4.8400

9/9/08	87,561	$4.8500

9/10/08	82	$4.8700

9/10/08	13,673	$4.8800

9/10/08	88	$4.8850

9/10/08	19,370	$4.8900

9/10/08	11,394	$4.8950

9/10/08	24,253	$4.9000

9/11/08	130,861	$4.7500

9/11/08	3,534	$4.7600

9/11/08	88	$4.8000

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Trade Date	Shares	Price Per Share

9/12/08	65,300	$4.8500

9/15/08	1,665	$4.7000

9/15/08	184,063	$4.7200

9/15/08	174	$4.7300

9/15/08	438	$4.7400

9/15/08	251,905	$4.7500

9/16/08	2,717	$4.6800

9/16/08	1,302	$4.6900

9/16/08	17,894	$4.7000

9/16/08	11,043	$4.7300

9/16/08	10,869	$4.7400

10/2/08	247,785	$4.0000

10/3/08	3,114	$4.1000

10/3/08	525	$4.1100

10/3/08	88	$4.1150

10/3/08	1,140	$4.1200

10/3/08	263	$4.1250

10/3/08	789	$4.1300

10/3/08	2,016	$4.1400

10/3/08	47,631	$4.1500

10/3/08	137,263	$4.1700

10/6/08	2,437	$3.8000

10/6/08	88	$3.8100

10/6/08	175	$3.8200

10/6/08	4,383	$3.8500

10/6/08	964	$3.8900

10/6/08	18,417	$3.9000

10/6/08	88	$3.9400

10/6/08	97,249	$3.9500

10/6/08	438	$3.9700

10/6/08	88	$3.9750

10/6/08	5,610	$3.9800

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Trade Date	Shares	Price Per Share

10/6/08	439	$3.9900

10/6/08	99,920	$4.0000

10/6/08	525	$4.0500

10/6/08	48	$4.0800

10/6/08	8,765	$4.1000

10/7/08	5,434	$3.9000

10/7/08	2,909	$3.9100

10/7/08	876	$3.9150

10/7/08	7,406	$3.9200

10/7/08	17,881	$3.9300

10/7/08	438	$3.9400

10/7/08	1,227	$3.9450

10/7/08	351	$3.9475

10/7/08	92,250	$3.9500

10/7/08	526	$3.9600

10/7/08	3,068	$3.9700

10/7/08	932	$3.9900

10/7/08	135,783	$4.0000

10/8/08	876	$3.2600

10/8/08	1,052	$3.2700

10/8/08	88	$3.2800

10/8/08	175	$3.2900

10/8/08	25,607	$3.3000

10/8/08	789	$3.3200

10/8/08	88	$3.3300

10/8/08	263	$3.3400

10/8/08	439	$3.3500

10/8/08	1,841	$3.4100

10/8/08	2,629	$3.4200

10/8/08	614	$3.4400

10/8/08	964	$3.4500

10/8/08	175	$3.4600

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Trade Date	Shares	Price Per Share

10/8/08	263	$3.4650

10/8/08	19,633	$3.4800

10/8/08	1,227	$3.4900

10/8/08	24,353	$3.5000

10/8/08	351	$3.5100

10/8/08	218,772	$3.5200

10/9/08	88	$3.3800

10/9/08	439	$3.3900

10/9/08	98,636	$3.4000

10/9/08	789	$3.4500

10/9/08	876	$3.4900

10/9/08	40,730	$3.5000

10/9/08	88	$3.5400

10/9/08	4,119	$3.5500

10/10/08	88	$3.6500

10/10/08	657	$3.6300

10/10/08	1,753	$3.6000

10/10/08	2,980	$3.5700

10/10/08	69,155	$3.5000

10/10/08	1,227	$3.4900

10/10/08	2,191	$3.4800

10/10/08	789	$3.4700

10/10/08	47,681	$3.4500

10/10/08	88	$3.4400

10/10/08	2,016	$3.4300

10/10/08	239,107	$3.4100

10/10/08	1,841	$3.4000

10/10/08	1,139	$3.3300

10/10/08	2,910	$3.3000

10/13/08	4,063	$3.8500

10/13/08	2,535	$3.8600

10/13/08	175	$3.8700

10/13/08	87	$3.8800

10/13/08	1,064	$3.8900

10/13/08	6,574	$3.9000

10/13/08	2,016	$3.9100

10/13/08	2,238	$3.9200

10/13/08	526	$3.9300

10/13/08	88	$3.9400

10/13/08	8,061	$3.9500

10/13/08	16,850	$3.9700

10/13/08	2,191	$3.9900

10/13/08	6,999	$4.0000

Total	3,182,642

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Vista Fund III Parallel

Trade Date	Shares	Price Per Share

9/5/08	50,866	$4.7600

9/8/08	10,267	$4.9000

9/9/08	10	$4.8400

9/9/08	10,257	$4.8500

9/10/08	10	$4.8700

9/10/08	1,602	$4.8800

9/10/08	10	$4.8850

9/10/08	2,269	$4.8900

9/10/08	1,335	$4.8950

9/10/08	2,840	$4.9000

9/11/08	15,328	$4.7500

9/11/08	414	$4.7600

9/11/08	10	$4.8000

9/12/08	7,648	$4.8500

9/15/08	195	$4.7000

9/15/08	21,561	$4.7200

9/15/08	20	$4.7300

9/15/08	52	$4.7400

9/15/08	29,507	$4.7500

9/16/08	318	$4.6800

9/16/08	152	$4.6900

9/16/08	2,096	$4.7000

9/16/08	1,294	$4.7300

9/16/08	1,273	$4.7400

10/2/08	29,024	$4.0000

10/3/08	365	$4.1000

10/3/08	62	$4.1100

10/3/08	10	$4.1150

10/3/08	133	$4.1200

10/3/08	31	$4.1250

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Trade Date	Shares	Price Per Share

10/3/08	92	$4.1300

10/3/08	236	$4.1400

10/3/08	5,579	$4.1500

10/3/08	16,079	$4.1700

10/6/08	285	$3.8000

10/6/08	10	$3.8100

10/6/08	21	$3.8200

10/6/08	513	$3.8500

10/6/08	113	$3.8900

10/6/08	2,157	$3.9000

10/6/08	10	$3.9400

10/6/08	11,392	$3.9500

10/6/08	51	$3.9700

10/6/08	10	$3.9750

10/6/08	657	$3.9800

10/6/08	51	$3.9900

10/6/08	11,704	$4.0000

10/6/08	62	$4.0500

10/6/08	6	$4.0800

10/6/08	1,027	$4.1000

10/7/08	637	$3.9000

10/7/08	341	$3.9100

10/7/08	103	$3.9150

10/7/08	868	$3.9200

10/7/08	2,094	$3.9300

10/7/08	51	$3.9400

10/7/08	144	$3.9450

10/7/08	41	$3.9475

10/7/08	10,806	$3.9500

10/7/08	61	$3.9600

10/7/08	359	$3.9700

10/7/08	109	$3.9900

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Trade Date	Shares	Price Per Share

10/7/08	15,905	$4.0000

10/8/08	103	$3.2600

10/8/08	123	$3.2700

10/8/08	10	$3.2800

10/8/08	21	$3.2900

10/8/08	2,999	$3.3000

10/8/08	92	$3.3200

10/8/08	10	$3.3300

10/8/08	31	$3.3400

10/8/08	51	$3.3500

10/8/08	215	$3.4100

10/8/08	308	$3.4200

10/8/08	72	$3.4400

10/8/08	113	$3.4500

10/8/08	21	$3.4600

10/8/08	31	$3.4650

10/8/08	2,300	$3.4800

10/8/08	144	$3.4900

10/8/08	2,853	$3.5000

10/8/08	41	$3.5100

10/8/08	25,626	$3.5200

10/9/08	10	$3.3800

10/9/08	51	$3.3900

10/9/08	11,554	$3.4000

10/9/08	92	$3.4500

10/9/08	103	$3.4900

10/9/08	4,771	$3.5000

10/9/08	10	$3.5400

10/9/08	483	$3.5500

10/10/08	10	$3.6500

10/10/08	77	$3.6300

10/10/08	205	$3.6000

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Trade Date	Shares	Price Per Share

10/10/08	349	$3.5700

10/10/08	8,101	$3.5000

10/10/08	144	$3.4900

10/10/08	257	$3.4800

10/10/08	92	$3.4700

10/10/08	5,585	$3.4500

10/10/08	10	$3.4400

10/10/08	236	$3.4300

10/10/08	28,008	$3.4100

10/10/08	216	$3.4000

10/10/08	134	$3.3300

10/10/08	341	$3.3000

10/13/08	475	$3.8500

10/13/08	297	$3.8600

10/13/08	21	$3.8700

10/13/08	10	$3.8800

10/13/08	125	$3.8900

10/13/08	770	$3.9000

10/13/08	236	$3.9100

10/13/08	262	$3.9200

10/13/08	61	$3.9300

10/13/08	10	$3.9400

10/13/08	944	$3.9500

10/13/08	1,974	$3.9700

10/13/08	257	$3.9900

10/13/08	820	$4.0000

Total	372,798
Vista FAF

Trade Date	Shares	Price Per Share

9/5/08	10,324	$4.7600

9/8/08	2,084	$4.9000

9/9/08	2	$4.8400

9/9/08	2,082	$4.8500

9/10/08	2	$4.8700

9/10/08	325	$4.8800

9/10/08	2	$4.8850

9/10/08	461	$4.8900

9/10/08	271	$4.8950

9/10/08	576	$4.9000

9/11/08	3,111	$4.7500

9/11/08	84	$4.7600

9/11/08	2	$4.8000

9/12/08	1,552	$4.8500

9/15/08	40	$4.7000

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Trade Date	Shares	Price Per Share

9/15/08	4,376	$4.7200

9/15/08	5	$4.7300

9/15/08	10	$4.7400

9/15/08	5,989	$4.7500

9/16/08	65	$4.6800

9/16/08	31	$4.6900

9/16/08	425	$4.7000

9/16/08	263	$4.7300

9/16/08	258	$4.7400

10/2/08	5,891	$4.0000

10/3/08	74	$4.1000

10/3/08	13	$4.1100

10/3/08	2	$4.1150

10/3/08	27	$4.1200

10/3/08	6	$4.1250

10/3/08	19	$4.1300

10/3/08	48	$4.1400

10/3/08	1,132	$4.1500

10/3/08	3,263	$4.1700

10/6/08	58	$3.8000

10/6/08	2	$3.8100

10/6/08	4	$3.8200

10/6/08	104	$3.8500

10/6/08	23	$3.8900

10/6/08	438	$3.9000

10/6/08	2	$3.9400

10/6/08	2,312	$3.9500

10/6/08	11	$3.9700

10/6/08	2	$3.9750

10/6/08	133	$3.9800

10/6/08	10	$3.9900

10/6/08	2,376	$4.0000

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Trade Date	Shares	Price Per Share

10/6/08	13	$4.0500

10/6/08	1	$4.0800

10/6/08	208	$4.1000

10/7/08	129	$3.9000

10/7/08	69	$3.9100

10/7/08	21	$3.9150

10/7/08	176	$3.9200

10/7/08	425	$3.9300

10/7/08	11	$3.9400

10/7/08	29	$3.9450

10/7/08	8	$3.9475

10/7/08	2,193	$3.9500

10/7/08	13	$3.9600

10/7/08	73	$3.9700

10/7/08	22	$3.9900

10/7/08	3,228	$4.0000

10/8/08	21	$3.2600

10/8/08	25	$3.2700

10/8/08	2	$3.2800

10/8/08	4	$3.2900

10/8/08	609	$3.3000

10/8/08	19	$3.3200

10/8/08	2	$3.3300

10/8/08	6	$3.3400

10/8/08	10	$3.3500

10/8/08	44	$3.4100

10/8/08	63	$3.4200

10/8/08	14	$3.4400

10/8/08	23	$3.4500

10/8/08	4	$3.4600

10/8/08	6	$3.4650

10/8/08	467	$3.4800

19 of 24

Trade Date	Shares	Price Per Share

10/8/08	29	$3.4900

10/8/08	579	$3.5000

10/8/08	8	$3.5100

10/8/08	5,202	$3.5200

10/9/08	2	$3.3800

10/9/08	10	$3.3900

10/9/08	2,345	$3.4000

10/9/08	19	$3.4500

10/9/08	21	$3.4900

10/9/08	968	$3.5000

10/9/08	2	$3.5400

10/9/08	98	$3.5500

10/10/08	2	$3.6500

10/10/08	16	$3.6300

10/10/08	42	$3.6000

10/10/08	71	$3.5700

10/10/08	1,644	$3.5000

10/10/08	29	$3.4900

10/10/08	52	$3.4800

10/10/08	19	$3.4700

10/10/08	1,134	$3.4500

10/10/08	2	$3.4400

10/10/08	48	$3.4300

10/10/08	5,685	$3.4100

10/10/08	43	$3.4000

10/10/08	27	$3.3300

10/10/08	69	$3.3000

10/13/08	97	$3.8500

10/13/08	60	$3.8600

10/13/08	4	$3.8700

10/13/08	2	$3.8800

10/13/08	25	$3.8900

10/13/08	156	$3.9000

10/13/08	48	$3.9100

10/13/08	53	$3.9200

10/13/08	13	$3.9300

10/13/08	2	$3.9400

10/13/08	192	$3.9500

10/13/08	401	$3.9700

10/13/08	52	$3.9900

10/13/08	166	$4.0000

Total	75,665

(d)	Not applicable.

(e)	Not applicable.

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ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Vista III GP is the general partner of the Vista Funds. Vista II GP is the senior managing member of Vista III GP. Mr. Smith is the sole member of Vista II GP. Accordingly, securities owned by the Vista Funds may be regarded as being beneficially owned by Vista III GP, securities owned by Vista III GP may be regarded as being beneficially owned by Vista II GP, and securities owned by Vista II GP may be regarded as being beneficially owned by Mr. Smith. Vista III GP, Vista II GP and Mr. Smith each disclaim beneficial ownership of the shares of Common Stock of the Issuer held by the Vista Funds, except to the extent of their pecuniary interests in the shares, if any.
     Except for the above-mentioned exceptions and as set forth in this Schedule 13D or filed in the Exhibits hereto, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Joint Filing Agreement, dated October 14, 2008 by and among the Reporting Persons.

99.2	Power of Attorney

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SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2008

ROBERT F. SMITH
By:	/s/ John Warnken-Brill
John Warnken-Brill, Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III, L.P.

By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III (PARALLEL), L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VEPF III FAF, L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III GP, LLC
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

22 of 24

VEFIIGP, LLC
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

23 of 24

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement, dated October 14, 2008 by and among the Reporting Persons.

99.2	Power of Attorney

24 of 24